Exhibit 5.1

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036.7703 USA

P. 212.880.6000  |  F. 212.682.0200

79 Wellington St. W., 30th Floor

Box 270, TD South Tower

Toronto, Ontario M5K 1N2 Canada

P. 416.865.0040  |  F. 416.865.7380

www.torys.com

January 30, 2023

Village Farms International, Inc.

4700-80th Street

Delta, British Columbia, Canada

V4K 3N3

Dear Sirs/Mesdames:

    Re: Village Farms International, Inc. – Registered Direct Offering of Common Shares and Warrants

We have acted as U.S. and Canadian counsel for Village Farms International, Inc., a corporation organized under the laws of the Province of Ontario (the “Corporation”), in connection with the registration of 18,350,000 common shares in the capital of the Corporation (each, a “Common Share”) and 18,350,000 warrants, with each warrant exercisable to purchase one (1) Common Share (each, a “Warrant” and each Common Share underlying a Warrant, a “Warrant Share”), pursuant to the prospectus supplement, dated January 26, 2023, to the prospectus included as part of a registration statement (the “Registration Statement”) on Form S-3 (No. 333-257857), filed on July 12, 2021 and amended on June 9, 2022 by the Corporation and declared effective on June 21, 2022 by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Common Shares and Warrants will be sold and issued all in accordance with one or more Securities Purchase Agreements, each dated January 26, 2023, by and among the Corporation and the purchasers identified therein (the “Securities Purchase Agreements”).

We are qualified to practice law in the Province of Ontario and the State of New York, and we do not express any opinion with respect to the laws of any jurisdiction other than (a) the laws of the Province of Ontario and the federal laws of Canada applicable therein (including in respect of the Business Corporations Act (Ontario) (the “OBCA”)), and (b) the laws of the State of New York, in each case, in force at the date of this opinion letter. All opinions with respect to the laws of the Province of Ontario and the federal laws of Canada applicable therein are given by members of the Law Society of Ontario and all opinions with respect to the laws of the State of New York are given by members of the New York State Bar. Notwithstanding the foregoing and our opinions set forth below, we express no opinion with respect to the compliance or non-compliance with applicable privacy laws in connection with the issuance and sale of any Common Shares or Warrants.

As counsel for the Corporation, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization, issuance and sale of the Common Shares and Warrants. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1. The Common Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms set forth in the Securities Purchase Agreements, will be validly issued, fully paid and non-assessable.

2. The Warrants have been duly authorized and, when issued and paid for in accordance with the terms set forth in the Securities Purchase Agreements, will constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with their terms.

3. The Warrant Shares issuable upon exercise of the Warrants have been duly authorized for issuance and, when issued upon exercise of the Warrants in accordance with the terms thereof, will be validly issued, fully paid and non-assessable.

Our opinion expressed in paragraph 2 is subject to the following qualifications and exceptions:

(a)	any applicable bankruptcy, insolvency, moratorium, arrangement, winding-up laws or similar laws affecting the enforcement of creditors’ rights generally including laws regarding limitations of action;

(b)

concepts of reasonableness and general principles of equity, including the principle that the granting of equitable remedies such as specific performance and injunctive relief is within the discretion of a court of competent jurisdiction;

(c)	the powers of a court of competent jurisdiction to grant relief from forfeiture, to stay proceedings before it and to stay execution on judgments;

(d)

the qualification that the costs of and incidental to all proceedings authorized to be taken in court are in the discretion of the court and the court has full power to determine by whom and to what extent such costs shall be paid;

(e)

the qualification that a court may require the discretionary powers expressed to be conferred on any party to such agreement or certificate to be exercised reasonably and in good faith notwithstanding any provisions to the contrary and may decline to accept as conclusive factual or legal determinations described as conclusive therein;

(f)

the qualification that any provision in such agreement or certificate which purports to sever from such agreement or certificate, as the case may be, any provision therein which is prohibited or unenforceable under applicable law without affecting the validity of the remainder of the agreement or certificate, as the case may be, would be enforced only to the extent that the court determined that such prohibited or unenforceable provision could be severed without impairing the interpretation and application of the remainder of the agreement or certificate, as the case may be; and

(g)

the qualification that any provision in such agreement or certificate which purports to exculpate a party from liability or duty otherwise owed by it to another and certain remedial terms and waivers of equitable defenses provided for in such agreement or certificate are limited by law.

We express no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.

We have also assumed that neither the issuance and delivery of the Warrants, nor the compliance by the Corporation with the terms of the Warrants, will violate any applicable law or public policy or will result in a violation of any provision of any instrument or agreement then binding upon the Corporation, or any restriction imposed by any court or governmental body having jurisdiction over the Corporation.

Further, our opinions expressed above are subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of any laws except the OBCA and, in the case of paragraph 2, the laws of the State of New York.

We consent to the use of this opinion as an exhibit to the Current Report on Form 8-K to be filed by the Corporation with the Commission on January 30, 2023 and its incorporation by reference in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Torys LLP